

07008559

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34626

SEC MAIL PROCESSING SECTION RECEIVED NOV 29 2007 WASH., D.C. 182

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPS Distributors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway, Suite 1100
(No. and Street)

Denver, Colorado 80203
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Diana Adams 303.623.2577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street, Suite 3400, Denver, Colorado 80203
(Address) (City) (State) (Zip Code)

PROCESSED
DEC 31 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KJ 12/27
12/20/07

OATH OR AFFIRMATION

I, Diana Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPS Distributors, Inc., as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

VP and Corporate Controller

Title



10/27/2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPS Distributors, Inc.

Accountants' Report and Consolidated Financial Statements

September 30, 2007

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

ALPS Distributors, Inc.

September 30, 2007

Contents



Independent Accountants' Report

Board of Directors
ALPS Distributors, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of ALPS Distributors, Inc. (a wholly owned subsidiary of ALPS Holdings, Inc.) as of September 30, 2007, and the related statement of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALPS Distributors, Inc. as of September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Denver, Colorado
November 26, 2007

Wells Fargo Center 1700 Lincoln Street, Suite 1400 Denver, CO 80203-4514
303 861-4545 Fax 303 832-5705

ALPS Distributors, Inc.
Statement of Financial Condition
September 30, 2007

Assets

Cash	$	725,201
Distribution fees receivable		2,332,676
Total assets	$	3,057,877

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	2,019
Due to ALPS Fund Services, Inc.		567,527
Total liabilities		569,546
Stockholder's Equity		
Paid-in capital		150,000
Retained earnings		2,338,331
Total stockholder's equity		2,488,331
	$	3,057,877

ALPS Distributors, Inc.

Statement of Income

Year Ended September 30, 2007

Revenues	
Distribution fees	$ 7,377,467
Reimbursed regulatory costs	671,870
Dividends and interest	5,076
Loss on securities owned	(1,215)
	8,053,198
Expenses	
General and administrative	1,333,323
Regulatory fees	751,339
Fund level expenses	280,352
Interest	4,504
	2,369,518
Net Income	$ 5,683,680

ALPS Distributors, Inc.
Statement of Stockholder's Equity
Year Ended September 30, 2007

	Paid-in Capital	Retained Earnings	Total
Balance at October 1, 2006	$ 450,000	$ 553,834	$ 1,003,834
Deemed distributions to ALPS Holdings, Inc. for net revenues collected in excess of expenses paid by ALPS Fund Services, Inc. (Note 3)	-	(3,899,183)	(3,899,183)
Return of capital to ALPS Holdings, Inc.	(300,000)	-	(300,000)
Net income	-	5,683,680	5,683,680
Balance September 30, 2007	$ 150,000	$ 2,338,331	$ 2,488,331

See Notes to Consolidated Financial Statements

ALPS Distributors, Inc.

Statement of Cash Flows

Year Ended September 30, 2007

Operating Activities	
Net income	$ 5,683,680
Items not requiring (providing) cash	
Deemed distributions to ALPS Holdings, Inc. for net revenues collected in excess of expenses paid by ALPS Fund Services, Inc. (Note 3)	(3,899,183)
Changes in	
Distribution fees receivable	(1,789,293)
Marketable securities owned	106,073
Accounts payable	2,019
Payable to ALPS Fund Services, Inc.	567,527
Net cash provided by operating activities	670,823
Financing Activities	
Return of capital	(300,000)
Net cash used in financing activities	(300,000)
Increase in Cash	370,823
Cash, Beginning of Year	354,378
Cash, End of Year	$ 725,201
Supplemental Cash Flows Information	
Payment on note payable, bank by ALPS Holdings, Inc.	$ 252,000

ALPS Distributors, Inc.

Notes to Consolidated Financial Statements

September 30, 2007

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

ALPS Distributors, Inc. (the Company or ADI) is a wholly owned subsidiary of ALPS Holdings, Inc. (AHI). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of the paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. As such, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

At September 30, 2007, the Company's cash accounts exceeded federally insured limits by approximately $625,000.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Marketable securities are valued at market value. During 2007 the Company sold all of its investments in marketable securities.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with AHI. Based on the expense allocation agreement with ALPS Fund Services, Inc. (AFS) (Note 3) allocable income tax expense of AHI to ADI is paid by AFS. Thus no provision for income taxes has been recorded in these financial statements.

ALPS Distributors, Inc.

Notes to Consolidated Financial Statements

September 30, 2007

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2007, the Company had net capital of $150,655, which was $112,685 in excess of its required net capital of $37,970. The Company's net capital ratio was 3.78 to 1 at September 30, 2007.

Note 3: Related-Party Transactions

Prior to October 1, 2006, ADI and AFS had an expense sharing agreement, which called for AFS to assume responsibility for and pay any and all overhead and operating expenses and liabilities of ADI (other than regulatory expenses and charges to the Company including, but not limited to, those of the NASD, CRD, the insurance premium charges to ADI for its fidelity bond, interest expenses and other expenses that may, from time to time, have been billed directly to ADI for products and services directly applicable to ADI), without reimbursement from ADI. The Company also had an agreement that allowed AFS to collect and retain revenue earned through distribution fees and dividend income.

Effective October 1, 2006, ADI and AFS entered into a new expense allocation agreement, which calls for AFS to pay various overhead and operating expenses of ADI and ADI agrees to reimburse AFS for such costs paid by AFS on its behalf. AFS allocates and ADI records expenses in amounts determined according to the reasonable allocation, applied on a consistent basis, determined for fiscal year 2007 to be ADI's percentage of revenue to the total consolidated revenue of AHI.

Concurrent with the expense allocation agreement, ADI and AHI entered into a dividend agreement, which calls for ADI to pay AHI dividends consisting of, among other things, receivables and other revenues actually collected reduced by expenses and liabilities accrued or paid by ADI, or allocated to ADI for accrual as a liability and payment by ADI, and further reduced by any amount so as to permit ADI to maintain net capital at all times of not less than $100,000 or 140% of ADI's Net Capital requirement, whichever is greater.

For the year ending September 30, 2007, ADI had deemed distributions to AHI in the amount of $3,899,183, which consisted of the excess of payments to AHI in accordance with the dividend agreement above the expenses paid on behalf of ADI by AFS in accordance with the expense allocation agreement.

At September 30, 2007, there was $567,527 of cash held by ADI that had not been transferred to AFS. Therefore, a payable to AFS is recorded in the amount of $567,527 at September 30, 2007. The amount was transferred subsequent to year end, reducing the payable to zero.

ALPS Distributors, Inc.

Notes to Consolidated Financial Statements

September 30, 2007

Note 4: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Major Customers

The Company has major customers (customer who accounts for more than 10% of revenues) who accounted for approximately 54% of total revenues for the year ended September 30, 2007. Accounts receivable from one customer were approximately 64% of trade receivables at September 30, 2007.

Supplementary Information

ALPS Distributors, Inc.

Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934

September 30, 2007

Net Capital		
Total stockholder's equity	$	2,488,331
Deductions		
Non-allowable assets		
Distribution fees receivable		2,332,676
Excess deductible on fidelity bond		5,000
Net capital	$	150,655
Aggregate Indebtedness		
Accounts payable	$	2,019
Due to ALPS Fund Services, Inc.		567,527
Total aggregate indebtedness	$	569,546
Computation of Basic Net Capital Requirements		
Required minimum net capital	$	37,970
Net capital in excess of minimum requirements	$	112,685
Ratio: Aggregate indebtedness to net capital		3.78 to 1

Reconciliation with the Company's Computation (Included in Part II of Form X-17-A-5 as of September 30, 2007)

Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report	$	2,019
Audit adjustment to record payable to ALPS Fund Services, Inc.		567,527
Aggregate indebtedness per above	$	569,546
Excess net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	145,655
Difference in required minimum net capital due to audit adjustment to record payable to ALPS Fund Services, Inc.		(32,970)
Net capital in excess of minimum requirements per above	$	112,685

Independent Accountants' Report on Internal Control



Independent Accountants' Report on Internal Control

Board of Directors
ALPS Distributors, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of ALPS Distributors, Inc. (the Company), as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be detected or prevented by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control, including control activities for safeguarding securities, which we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO, LLP

Denver, Colorado
November 20, 2007

END